One Corporate Center
Rye, NY 10580-1422
Tel. (914) 921-7793
Fax (914) 921-5384
dgoldman@gabelli.com

GAMCO Asset Management Inc.

December 7, 2011

Mr. Alvin K. Marr
Corporate Secretary
Midas, Inc.
1300 Arlington Heights Road
Itasca, IL 60143

Re: Shareholder Proposal

Dear Mr. Marr:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Midas, Inc. ("Midas") include the proposal in its proxy statement for the 2012 Annual Meeting of Shareholders. GAMCO is proposing a resolution that urges the shareholders to vote to request that the Board of Directors redeem the preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of December 7, 2007 and amended in Amendment No. 1 to Rights Agreement dated as of December 14, 2009.

Currently, GAMCO beneficially owns approximately 2,216,779 shares of Midas common stock. According to our information, this represents 15.39% of the outstanding common stock. Attached as Exhibit A are Amendments 17 through 20 to our Schedule 13D, dated April 5, 2010 through May 26, 2011. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Midas since prior to December 5, 2010. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from December 5, 2010 to the present. It also certifies that GAMCO intends to

continue to hold beneficial ownership of such voting securities through the date on which Midas holds its 2012 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7793.

Sincerely,

David Goldman

DG:abh

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of Midas, Inc. (the "Company") request the Board of Directors redeem the preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of December 7, 2007, and thereafter amended in Amendment No. 1 to the Rights Agreement, dated as of December 14, 2009, unless the holders of a majority of the outstanding shares of common stock approve the issuance at a meeting of the shareholders held as soon as practical.*

SUPPORTING STATEMENT

As of December 7, 2007, the Board of Directors adopted a Rights Agreement which was amended in Amendment No. 1 to Rights Agreement dated December 14, 2009. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 24.5% or more of the outstanding common stock of the Company. Under certain circumstances, the Rights may be exercisable when a person or group acquires a beneficial interest in 20% or more of the outstanding common stock of the Company. Once exercisable, the Rights entitle holders to purchase shares of the Company's Series A Junior Participating Preferred Stock.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the shareholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of shareholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the shareholders' interests. We believe the shareholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

AFFIDAVIT OF DOUGLAS R. JAMIESON

STATE OF NEW YORK)
) ss.:
COUNTY OF WESTCHESTER)

Douglas R. Jamieson, being duly sworn, deposes and says:

1. I am the President of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Midas, Inc. ("Midas") for Midas' 2012 Annual Meeting of Shareholders.

2. GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding voting securities of Midas throughout the period since December 5, 2010. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Midas' 2012 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

Douglas R. Jamieson

Sworn to before me this
7th day of December 2011

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5-21-2015

Amendment Nos. 17, 18, 19 and 20 to Schedule 13D referenced in Exhibit A filed on April 5, 2010, March 7, 2011, March 30, 2011 and May 26, 2011 (complete filing available on EDGAR).